Exhibit 4.2

Description of Deluxe Corporation Common Stock Registered
Under Section 12 of the Exchange Act of 1934

The following description of our common stock, $1.00 par value per share (“Common Stock”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation dated September 2, 2010 (the “Articles of Incorporation”) and our Bylaws, as amended on August 21, 2019 (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”) for additional information.

Authorized Capital Shares
Our authorized capital shares consist of 500,000,000 shares of Common Stock.

Voting Rights
Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Except as otherwise required by the MBCA, the Articles of Incorporation or the Bylaws, all questions properly before a meeting of shareholders will be decided by a vote of the number of the greater of (i) a majority of the shares entitled to vote on the question and represented at the meeting at the time of the vote, or (ii) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

Dividend Rights
The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors at its discretion, out of funds legally available for the payment of dividends. We may pay dividends in cash, stock or other property. We and our subsidiaries are and may become party to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the Common Stock or to repurchase the Common Stock.

Liquidation Rights
If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of Common Stock will share ratably, according to the number of shares held by them, in all assets legally available for distribution to our shareholders.

Warrants and Rights
The Board of Directors may grant options to purchase or subscribe for shares of any class or classes, free of any preemptive right of shareholders.

Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of our Common Stock may act by unanimous written consent, and as provided in the MBCA, holders of 10% of the voting power of all shares entitled to vote (25% if the purpose of the meeting is to facilitate a business combination) may call a special meeting of shareholders.

Listing and Transfer Agent
Our Common Stock is traded on the New York Stock Exchange under the trading symbol “DLX.” The transfer agent and registrar for our Common Stock is Equiniti Shareowner Services.

Fully Paid Shares
Our outstanding shares of Common Stock are, and any newly issued shares of Common Stock will be, fully paid and non-assessable.

Anti-takeover Provisions Contained in Our Articles of Incorporation and Bylaws
Certain provisions of our Articles of Incorporation and Bylaws may make it less likely that our management would be changed or someone would acquire control of our company without the board's consent. These provisions may delay, defer or prevent a change in control or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their Common Stock.

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Director Nomination and Election Procedures. In order to nominate candidates for the Board of Directors, a shareholder must follow the advance notice procedures described in our Bylaws. In general, a shareholder must give written notice of such nomination to our secretary at least 90 calendar days prior to the first anniversary of the preceding year’s annual meeting of shareholders, together with required information regarding the shareholder proponent and the nominee and the written consent of the nominee to serve as director. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, meaning that the candidates receiving the greatest number of votes are elected, regardless of whether or not they receive a majority of the votes cast. As a result, “vote no” campaigns to unseat incumbent directors may be ineffective in uncontested elections.

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Shareholder Proposal Procedures. Shareholders can propose that business other than nominations to the Board of Directors be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in our Bylaws. In general, a shareholder must submit a written notice of the proposal together with required information regarding the shareholder and the shareholder's interest in the proposal to the Board of Directors or our secretary at least 90 calendar days prior to the first anniversary of the preceding year’s annual meeting of shareholders. Shareholders seeking to have a proposal, other than director nominations, considered for inclusion in our annual proxy statement must comply with the requirements of Rule 14a-8 of the proxy rules under the federal securities laws.

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Related Person Transactions. Our Articles of Incorporation contain “fair price” provisions which require that holders of not less than 70% of the outstanding shares of our voting stock shall approve (i) business combinations with a 5% shareholder or its affiliates or associates, including mergers, consolidations, exchanges of shares, or sales of all or substantially all of the assets of our company, and (ii) business combinations involving a subsidiary that require the approval of the shareholders of the subsidiary, unless in the case of either (i) or (ii), specified price criteria and procedural requirements are met or unless the transaction is approved by the majority of our continuing directors. Our Articles of Incorporation also contain “anti-greenmail” provisions which preclude us from making certain purchases of Common Stock from a 5% shareholder unless the purchases are approved by not less than 50% of the outstanding shares of voting stock held by the disinterested shareholders. These “fair price” and “anti-greenmail” provisions of our Articles may not be amended without the affirmative vote of the holders of at least 70% of the outstanding shares of our voting stock.